EXHIBIT 99.1

                  OERLIKON-BUHRLE COMPLETES ACQUISITION OF
                             PLASMA-THERM, INC.

     Zurich, Switzerland, Mar. 10 -- Oerlikon-Buhrle Holding AG ("OBH") today announced that Oerlikon-Buhrle USA, Inc., an indirect wholly-owned subsidiary of OBH, has completed the acquisition of Plasma-Therm, Inc. through a merger.

     In late January, OBH completed a tender offer in which it purchased approximately 94.5% of the outstanding shares of common stock, par value $0.01 per share (the "Shares") of Plasma-Therm for $12.50 per share in cash. Each of the remaining publicly held Shares has now been converted into the right to receive $12.50 in cash, without interest.

     For further information, please contact:

Oerlikon-Buhrle Holding AG, Linda Forster Hany,
Head of Corporate Communications
Tel:  011-41-1-360-96-02
Fax:  011-41-1-360-96-53

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